UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended		December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

	Commission file number		1-14201

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN, SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN, TWIN OAKS SAVINGS PLAN, AND MESQUITE POWER, LLC SAVINGS PLAN

(Full title of the Plans)

SEMPRA ENERGY
(Name of the issuer of the securities held pursuant to the Plan)

101 Ash Street, San Diego, California 92101
(Address of principal executive office of the issuer)

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan

San Diego Gas & Electric Company Savings Plan

Southern California Gas Company Retirement Savings Plan

Sempra Energy Trading Retirement Savings Plan

Twin Oaks Savings Plan

Mesquite Power, LLC Savings Plan

SIGNATURES

Sempra Energy
Savings Plan

Financial Statements as of and for the Years
Ended December 31, 2005 and 2004,
Supplemental Schedule as of December 31,
2005, and Report of Independent Registered
Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005—	9

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	10

NOTE:                Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Sempra Energy Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California

June 26, 2006

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2005 AND 2004 (Dollars in thousands)

	2005	2004

CASH AND CASH EQUIVALENTS	$37	$1

INVESTMENT—investment in Master Trust	148,657	128,496

RECEIVABLES:
Dividends	338	348
Employer contributions	807	896

Total receivables	1,145	1,244

NET ASSETS AVAILABLE FOR BENEFITS	$149,839	$129,741

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (Dollars in thousands)

	2005	2004

ADDITIONS:
Net investment income—
Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$17,703	$18,308

Contributions:
Employer	3,327	3,304
Participating employees	9,875	9,287

Total contributions	13,202	12,591

Transfers from plans of related entities	655	299

Total additions	31,560	31,198

DEDUCTIONS:
Distributions to participants or their beneficiaries	9,851	6,684
Transfers to plans of related entities	1,586	4,864
Administrative expenses	25	26

Total deductions	11,462	11,574

NET INCREASE	20,098	19,624

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	129,741	110,117

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$149,839	$129,741

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2005, all participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching account or the statutorily calculated amounts for the shares in the Sempra Energy Stock Ownership Plan, whichever was greater, into any of the Plan’s designated investments.

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $14,000 and $13,000, in 2005 and 2004, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $4,000 and $3,000 on a pre-tax basis in 2005 and 2004, respectively (increasing to $5,000 in 2006, with inflation adjustments after that until December 31, 2010). The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Personal Strategy Balanced Fund.

Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust. Total employer nonelective matching contributions for the years ended December 31, 2005 and 2004 were $2,509,357 and $2,407,128, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of eligible compensation were made for 2005 and 2004. The incentive contributions were made on March 15, 2006 and March 14, 2005 to all employees employed on December 31, 2005 and 2004, respectively. For 2005 and 2004, the contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2005 and 2004 were $807,161 and $895,798, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2005 and 2004.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock in their account balances are reinvested in the Sempra Energy common stock fund. Effective March 28, 2005, former employees that elect to leave their accounts in the Plan have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in the Sempra Energy common stock fund. Prior to that, cash dividends were paid to former employees who had elected to leave their accounts in the Plan.

Payment of Benefits— Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Terminated participants with account balances between $1,000 and $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s record-keeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for administrative services were $25,263 and $26,078 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held, through the Master Trust, 1,168,577 and 1,406,622 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $43,350,649 and $42,776,671, and recorded dividend income of $1,424,447 and $1,451,075, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest and all other investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2005 and 2004.

3.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated  November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2005 and 2004, interest rates on loans ranged from 5.00% to 10.50%, in both years, and had maturity dates through May 2020. The balance of the Plan’s participant loans of $2,129,156 and $1,840,101 is included in Investment in Master Trust on the statement of assets available for benefits as of December 31, 2005 and 2004, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was approximately 9%.

The net assets available for benefits of the Master Trust at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
At fair value:
Sempra Energy common stock	$823,644	$800,959
Mutual Funds	482,168	318,782
Common/collective trusts	381,102	313,336
At cost:
Participant loans	32,393	30,203

Net assets available for benefits	$1,719,307	$1,463,280

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004

Net appreciation of investments:
Sempra Energy common stock	$163,489	$148,559
Common/collective trusts	18,456	28,267
Mutual funds	10,931	26,273
Dividends	40,280	30,942
Interest	1,751	1,637

The following investments held by the Plan through the Master Trust at December 31, 2005 and 2004, represent 5% or more of the Plan’s assets:

	2005	2004

Sempra Energy common stock	$52,399	$51,595
T. Rowe Price Equity Index Trust	25,245	24,224
T. Rowe Price Small-Cap Stock Fund	16,203	14,398
T. Rowe Price Personal Strategy Balanced Fund	13,603	10,328
Fidelity Select International Fund	7,908	5,389
T. Rowe Price Stable Value Fund	7,502	4,775

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The 2004 amounts also include discretionary incentive contributions. However, the 2005 amounts do not include such contributions, since the Plan was amended so that the investment of discretionary incentive contributions follows participant direction. Information about these investments and the significant components of the changes therein for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Non-participant directed assets:
Sempra Energy common stock in the Master Trust	$34,014	$38,259

Changes in assets:
Contributions	$2,509	$2,407
Net appreciation and dividend income	7,657	7,344
Distributions to participants or their beneficiaries	(1,815)	(2,073)
Transfers to participant directed investments	(12,488)	—
Transfers from plans of related entities	(108)	(1,111)

Total changes in assets	$(4,245)	$6,567

7.                      SUBSEQUENT EVENTS

Effective January 1, 2006, the Plan was amended to allow all participants to elect to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in the Sempra Energy common stock.

******

SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY SAVINGS PLAN

FORM 5500—SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

(a)	(b)	Identity of Issue,	(c)	Description of Investment	(d)	Cost	(e)	Current
		Borrower, Lessor,		Including Maturity, Date,				Value
		or Similar Party		Rate of Interest, Collateral

	*	Participant loans	Interest rates from 5.00% to 10.50%;
maturities from January 2006
				through May 2020		**		$2,129,156

*   Party-in-interest to the Plan

** Cost not applicable—participant directed investments

San Diego Gas &
Electric Company
Savings Plan

Financial Statements as of and
for the Years Ended December 31,
2005 and 2004, Supplemental Schedule
as of December 31, 2005, and
Report of Independent Registered Public
Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4—8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:	9

Form 5500—Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	10

NOTE: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
San Diego Gas and Electric Company Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas and Electric Company Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California

June 26, 2006

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
(Dollars in thousands)

	2005	2004

CASH AND CASH EQUIVALENTS	$60	$212

INVESTMENT—investment in Master Trust	648,418	548,771

RECEIVABLES:
Dividends	1,770	1,712
Employer contributions	2,717	2,604

Total receivables	4,487	4,316

NET ASSETS AVAILABLE FOR BENEFITS	$652,965	$553,299

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars in thousands)

	2005	2004
ADDITIONS:
Net investment income:
Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$86,601	$87,419

Contributions:
Employer	10,753	9,861
Participating employees	34,143	30,878

Total contributions	44,896	40,739

Transfers from plans of related entities	1,059	3,090

Total additions	132,556	131,248

DEDUCTIONS:
Distributions to participants or their beneficiaries	32,215	33,779
Transfers to plans of related entities	536	1,226
Administrative expenses	139	134

Total deductions	32,890	35,139

NET INCREASE	99,666	96,109

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	553,299	457,190

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$652,965	$553,299

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2005, all participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching account or the statutorily calculated amounts for the shares in the Sempra Energy Stock Ownership Plan, whichever was greater, into any of the Plan’s designated investments.

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to 401(a) of the Internal Revenue Code (the ”IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $14,000 and $13,000 in 2005 and 2004, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch up provision provides these participants the opportunity to contribute an additional $4,000 and $3,000 on a pre-tax basis in 2005 and 2004, respectively (increasing to $5,000 in 2006 with inflation adjustments after that until December 31, 2010). The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Personal Strategy Balanced Fund.

Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions for the years ended December 31, 2005 and 2004, were $8,005,631 and $7,230,699, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1% of eligible compensation were made for each of 2005 and 2004. The incentive contributions were made on March 16, 2006 and March 14, 2005, to all employees employed on December 31, 2005 and 2004, respectively. For 2005 & 2004, the contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2005 and 2004, were $2,717,419 and $2,604,176, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2005 and 2004.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the ”Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers and the Vanguard Group, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Active employees and, effective March 28, 2005, former employees that elect to leave their accounts in the Plan have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in the Sempra Energy common stock fund. Prior to March 28, 2005, cash dividends were paid to former employees who had elected to leave their accounts in the Plan.

Payment of Benefits— Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock.

Terminated participants with account balances between $1,000 and $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s record-keeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for administrative services were $139,037 and $134,437 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held, through the Master Trust, 6,895,496 and 7,718,212 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $255,828,844 and $234,409,511 and recorded dividend income of $7,358,903 and $6,924,754, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest and all other investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $10,959 and $0 at December 31, 2005 and 2004, respectively.

3.              TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2005 and 2004, interest rates on loans ranged from 5% to 10.50%, in both years, and had maturity dates through December 2020. The balance of the Plan’s participant loans of $11,131,584 and $9,959,857 is included in Investment in Master Trust on the statement of assets available for benefits as of December 31, 2005 and 2004, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was approximately 38%.

The net assets available for benefits of the Master Trust at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
At fair value:
Sempra Energy common stock	$823,644	$800,959
Mutual funds	482,168	318,782
Common/collective trusts	381,102	313,336
At cost:
Participant loans	32,393	30,203

Net assets available for benefits	$1,719,307	$1,463,280

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004

Net appreciation of investments:
Sempra Energy common stock	$163,489	$148,559
Common/collective trusts	18,456	28,267
Mutual funds	10,931	26,273
Dividends	40,280	30,942
Interest	1,751	1,637

The following investments held by the Plan through the Master Trust at December 31, 2005 and 2004, represent 5% or more of the Plan’s assets:

	2005	2004

Sempra Energy common stock	$309,194	$283,104
T. Rowe Price Equity Index Trust	94,968	89,833
T. Rowe Price Small-Cap Stock Fund	64,494	57,744

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The 2004 amounts also include discretionary incentive contributions. However, the 2005 amounts do not include such contributions, since the Plan was amended so that the investment of the discretionary incentive contributions follows participant direction. Information about these investments and the significant components of the changes therein, relating to the Sempra Energy common stock for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004
Non-participant directed assets
Sempra Energy common stock in the Master Trust	$159,125	$162,138

Changes in assets:
Contributions	$8,006	$7,231
Net appreciation and dividend income	34,787	33,428
Distributions to participants or their beneficiaries	(8,129)	(11,448)
Transfers to participant directed investments	(37,699)	—
Transfers from plans of related entities	22	474

Total changes in assets	$(3,013)	$29,685

******

SUPPLEMENTAL SCHEDULE

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

FORM 5500—SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b)	Identity of Issue,	(c)	Description of Investment	(d)	Cost	(e)	Current
		Borrower, Lessor,		Including Maturity, Date,				Value
		or Similar Party		Rate of Interest, Collateral

	*	Participant loans	Interest rates from 5.00% to 10.50%;
maturities from January 2006
				through December 2020		**		$11,131,584

*   In column (a) indicates party-in-interest to the Plan

** Cost not applicable—participant directed investments

Southern California Gas
Company Retirement
Savings Plan

Financial Statements as of and for the Years
Ended December 31, 2005 and 2004,
Supplemental Schedule as of December 31,
2005, and Report of Independent Registered
Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Southern California Gas Company Retirement Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California

June 26, 2006

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
(Dollars in thousands)

	2005	2004

CASH AND CASH EQUIVALENTS	$236	$293

INVESTMENT—investment in Master Trust	870,983	749,938

RECEIVABLES:
Dividends	2,479	2,673
Employer contributions	1,130	1,082

Total receivables	3,609	3,755

NET ASSETS AVAILABLE FOR BENEFITS	$874,828	$753,986

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars in thousands)

	2005	2004

ADDITIONS:
Net investment income—Plan interest in the Sempra Energy Savings
Plan Master Trust investment income	$125,000	$125,180

Contributions:
Employer	10,743	10,042
Participating employees	35,209	32,041

Total contributions	45,952	42,083

Transfers from plans of related entities	643	2,833

Total additions	171,595	170,096

DEDUCTIONS:
Distributions to participants or their beneficiaries	50,143	54,628
Transfers to plans of related entities	412	206
Administrative expenses	198	196

Total deductions	50,753	55,030

NET INCREASE	120,842	115,066

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	753,986	638,920

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$874,828	$753,986

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the “Company” or “Employer”) with retirement benefits. Effective January 1, 2001, all employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2005, all participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching account or the statutorily calculated amounts for the shares in the Sempra Energy Stock Ownership Plan, whichever was greater, into any of the Plan’s designated investments.

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the ”IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $14,000 and $13,000 in 2005 and 2004, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $4,000 and $3,000 on a pre-tax basis in 2005 and 2004, respectively (increasing to $5,000 in 2006 with inflation adjustments after that until December 31, 2010). The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Personal Strategy Balanced Fund.

Employer Nonelective Matching Contribution—The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust. Total employer nonelective matching contributions for the years ended December 31, 2005 and 2004, were $9,589,331 and $8,940,214, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy for nonrepresented employees. Incentive contributions of 1% of eligible compensation were made for each of 2005 and 2004, respectively. The incentive contributions were made on March 15, 2006 and March 17, 2005, to all employees employed on December 31, 2005 and 2004, respectively. For 2005 and 2004, the contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2005 and 2004, were $1,129,866 and $1,081,874, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2005 and 2004.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the ”Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Active employees and, effective March 28, 2005, former employees that elect to leave their accounts in the Plan, have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in the Sempra Energy common stock. Prior to March 28, 2005, cash dividends were paid to former employees who elected to leave their accounts in the Plan.

Payment of Benefits—Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Terminated participants with account balances between $1,000 and $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s record-keeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for administrative services were $197,989 and $196,533 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held, through the Master Trust, 9,965,805 and 12,358,249 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $369,417,216 and $374,949,062 and recorded dividend income of $10,609,116 and $10,987,630, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest and all other investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $4,012 and $0 at December 31, 2005 and 2004, respectively.

3.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated  November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2005 and 2004, interest rates on loans ranged from 5% to 10.5%, in both years, and had maturity dates through December 2020. The balance of the Plan’s participant loans of $17,761,371 and $17,514,825 is included in Investment in Master Trust on the statement of assets available for benefits as of December 31, 2005 and 2004, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or a transaction in an individual fund. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was approximately 51%.

The net assets available for benefits of the Master Trust at December 31, 2005 and 2004, are summarized as follows:

	2005	2004
At fair value:
Sempra Energy common stock	$823,644	$800,959
Mutual funds	482,168	318,782
Common/collective trusts	381,102	313,336
At cost:
Participant loans	32,393	30,203

Net assets available for benefits	$1,719,307	$1,463,280

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004

Net appreciation of investments:
Sempra Energy common stock	$163,489	$148,559
Common/collective trusts	18,456	28,267
Mutual funds	10,931	26,273
Dividends	40,280	30,942
Interest	1,751	1,637

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2005 and 2004:

	2005	2004

Sempra Energy common stock	$446,867	$453,301
T. Rowe Price Equity Index Trust	104,653	98,387
T. Rowe Price Stable Value Fund	54,618	35,179
Personal Strategy Balanced Fund	50,924	33,290
Small-Cap Stock Fund	48,031	38,346

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The 2004 amounts also include discretionary incentive contributions. However, the 2005 amounts do not include such contributions since the Plan was amended so that the investment of discretionary incentive contributions follows participant direction. Information about these investments and the significant components of the changes therein, relating to the nonparticipant directed investments for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004

Non-participant directed investments:
Sempra Energy common stock in the Master Trust	$215,206	$232,184

Changes in assets:
Contributions	$9,589	$8,940
Net appreciation and dividend income	49,423	48,147
Distributions to employees, retirees, or their beneficiaries	(9,469)	(16,819)
Transfers to participant directed investments	(66,595)	—
Transfers from plans of related entities	74	627

Total changes in assets	$(16,978)	$40,895

******

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

FORM 5500—SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b)	Identity of Issue,	(c)	Description of Investment	(d)	Cost	(e)	Current
		Borrower, Lessor,		Including Maturity, Date,				Value
		or Similar Party		Rate of Interest, Collateral

	*	Participant loans	Interest rates from 5.00% to 10.50%;
maturities from January 2006
				through December 2020		**		$17,761,371

*	In column (a) indicates party-in-interest to the Plan
**	Cost not applicable—participant directed investments

Sempra Energy
Trading Retirement
Savings Plan

Financial Statements as of and for the Years
Ended December 31, 2005 and 2004,
Supplemental Schedule as of December 31,
2005, and Report of Independent Registered
Public Accounting Firm

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005—	10

Form 5500—Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	11

NOTE:                 Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Sempra Energy Trading Retirement Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Trading Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California

June 26, 2006

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
(Dollars in thousands)

	2005	2004

CASH AND CASH EQUIVALENTS	$—	$5

INVESTMENT—investment in Master Trust	38,908	29,148

RECEIVABLES:
Dividends	87	77
Employer contributions	462	410

Total receivables	549	487

NET ASSETS AVAILABLE FOR BENEFITS	$39,457	$29,640

See notes to financial statements.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars in thousands)

	2005	2004

ADDITIONS:
Net investment income—plan interest in the Sempra Energy Savings Plan Master Trust investment income	$4,452	$4,145

Contributions:
Employer	2,191	1,872
Participating employees	4,618	3,947

Total contributions	6,809	5,819

Transfers from plans of related entities	226	72

Total additions	11,487	10,036

DEDUCTIONS:
Distributions to participants or their beneficiaries	1,663	1,596
Administrative expenses	7	5

Total deductions	1,670	1,601

NET INCREASE	9,817	8,435

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	29,640	21,205

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$39,457	$29,640

See notes to financial statements.

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Trading Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that provides employees of Sempra Energy Trading (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2005, all participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching account or the statutorily calculated amounts for the shares in the Sempra Energy Stock Ownership Plan, whichever was greater, into any of the Plan’s designated investments.

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of the Company and Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to section 401(a) of the Internal Revenue Code (the ”IRC”), participants may contribute up to 25% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $14,000 and $13,000 in 2005 and 2004, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $4,000 and $3,000 on a pre-tax basis in 2005 and 2004, respectively (increasing to $5,000 in 2006, with inflation adjustments after that until December 31, 2010).

Employer Nonelective Matching Contribution—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan, each pay period, based on the participant’s contributions and years of service as follows:

Less than five years of service	1/3 of participant contributions up to 6% of eligible pay
Five to nine years of service	2/3 of participant contributions up to 6% of eligible pay
Ten years or more of service	100% of participant contributions up to 6% of eligible pay

The Company also provides an additional matching contribution of 15% of the participant’s total pre-tax contribution, subject to certain limitations described in the Plan document. The Company’s matching contributions are invested in Sempra Energy common stock. Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust. Total employer nonelective matching contributions for the years ended December 31, 2005 and 2004 were $1,728,827 and $1,462,175, respectively. The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Personal Strategy Balanced Fund.

Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1% of eligible compensation were made for each of 2005 and 2004. The incentive contributions were made on March 17, 2006 and March 16, 2005 to all employees employed on December 31, 2005 and 2004, respectively. For 2005 and 2004, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2005 and 2004, were $461,905 and $410,181, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2005 and 2004.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account. Participants may invest a maximum of 50% of the value of their accounts (excluding the employer matching account) in the brokerage account.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock in their account balances are reinvested in the Sempra Energy common stock fund. Effective March 28, 2005, former employees that elect to leave their accounts in the Plan have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in the Sempra Energy common stock fund. Prior to that, cash dividends were paid to former employees who had elected to leave their accounts in the Plan.

Payment of Benefits— Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Terminated participants with account balances between $1,000 and $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s record-keeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $6,317 and $5,390 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan, through the Master Trust, held 300,491 and 315,881 shares of Sempra Energy common stock of the sponsoring employer, with a cost basis of $11,278,694 and $9,711,597 and recorded dividend income of $361,070 and $302,512, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest and all other investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2005 and 2004.

3.       TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated  November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2005 and 2004, interest rates on loans ranged from 5.0%, in both years, to 8.0% and 10.5%, respectively, and had maturity dates through November 2019. The balance of the Plan’s participant loans of $608,442 and $423,478 is included in Investment in Master Trust on the statements of assets available for benefits as of December 31, 2005 and 2004, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was approximately 2%.

The following net assets available for benefits of the Master Trust at December 31, 2005 and 2004:

	2005	2004
At fair value:
Sempra Energy common stock	$823,644	$800,959
Mutual funds	482,168	318,782
Common/collective trusts	381,102	313,336
At cost:
Participant loans	32,393	30,203

Net assets available for benefits	$1,719,307	$1,463,280

Net appreciation and dividend and interest income for the Master Trust for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004

Net appreciation of investments:
Sempra Energy common stock	$163,489	$148,559
Common/collective trusts	18,456	28,267
Mutual funds	10,931	26,273
Dividends	40,280	30,942
Interest	1,751	1,637

The following investments held by the Plan through the Master Trust at December 31, 2005 and 2004, represent 5% or more of the Plan’s assets:

	2005	2004

Sempra Energy common stock	$13,474	$11,587
T. Rowe Price Equity Index Trust	5,009	3,966
T. Rowe Price Small-Cap Stock Fund	3,838	3,143
T. Rowe Price Personal Strategy Balanced Fund	2,892	1,864
Fidelity Select International Fund	2,873	1,787
T. Rowe Price Stable Value Fund	2,445	1,711
T. Rowe Price Personal Strategy Growth Fund	2,430	1,638

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The 2004 amounts also include discretionary incentive contributions. However, the 2005 amounts do not include such contributions since the Plan was amended so that the investment of discretionary incentive contributions follows participant direction. Information about the these investments and the significant components of the changes therein, relating to the non-participant directed investments for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004
Non-participant directed assets:
Sempra Energy common stock in the Master Trust	$10,210	$9,847

Changes in assets:
Contributions	$1,731	$1,462
Net appreciation and dividend income	2,143	1,932
Distributions to participants or their beneficiaries	(498)	(599)
Transfers to participant directed investments	(3,031)	—
Transfers from plans of related entities	18	9

Total changes in assets	$363	$2,804

7.                      SUBSEQUENT EVENTS

Effective January 1, 2006, the Plan was amended to allow all participants to elect to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in the Sempra Energy common stock.

******

SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

FORM 5500—SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b)	Identity of Issue,	(c)	Description of Investment	(d)	Cost	(e)	Current
		Borrower, Lessor,		Including Maturity Date,				Value
		or Similar Party		Rate of Interest, Collateral

	*	Participant loans	Interest rates from 5% to 8%;
maturities from February 2006
				through November 2020		**		$608,442

*  Party-in-interest to the Plan

** Cost not applicable — participant directed investments

Twin Oaks Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2005 and 2004,
Supplemental Schedule as of
December 31, 2005, and
Report of Independent Registered
Public Accounting Firm

TWIN OAKS SAVINGS PLAN

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Twin Oaks Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Twin Oaks Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California

June 26, 2006

TWIN OAKS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

CASH AND CASH EQUIVALENTS	$34,951	$—

INVESTMENT—investment in Master Trust	4,127,162	2,763,929

OTHER ASSETS:
Dividends receivable	7,914	7,709
Employer’s contribution receivable	246,980	261,349

Total other assets	254,894	269,058

NET ASSETS AVAILABLE FOR BENEFITS	$4,417,007	$3,032,987

See notes to financial statements.

TWIN OAKS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Net investment income—Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$507,940	$312,582

Contributions:
Employer	437,042	487,180
Participating employees	545,511	484,233

Total contributions	982,553	971,413

Total additions	1,490,493	1,283,995

DEDUCTIONS:
Distributions to employees, retirees, or their beneficiaries	105,821	34,859
Administrative expenses	652	300

Total deductions	106,473	35,159

NET INCREASE	1,384,020	1,248,836

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of period	3,032,987	1,784,151

NET ASSETS AVAILABLE FOR BENEFITS—End of period	$4,417,007	$3,032,987

See notes to financial statements.

TWIN OAKS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Twin Oaks Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, adopted November 1, 2002, is a defined contribution plan that provides employees of Twin Oaks Power, LP or any affiliate who has adopted this Plan (the “Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the sponsoring employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2005, all participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching account or the statutorily calculated amounts for the shares in the Sempra Energy Stock Ownership Plan, whichever was greater, into any of the Plan’s designated investments.

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Stable Value Fund.

Administration—Certain administrative functions are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the ”IRC”), each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. The IRC limited total individual pre-tax contributions to $14,000 and $13,000 in 2005 and 2004, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $4,000 and $3,000 on a pre-tax basis in 2005 and 2004, respectively (increasing to $5,000 in 2006, with inflation adjustments after that until December 31, 2010). The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Stable Value Fund.

Employer Nonelective Matching Contribution—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan of 100% of the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions for the years ended December 31, 2005 and 2004, were $186,973 and $225,831, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of the Company are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution of not less than 3% and not more than 6% of the participant’s eligible pay. Incentive contributions of 5.90% and 5.34% were made for each of 2005 and 2004, respectively. The incentive contribution for 2005 was made on March 16, 2006, to all employees employed on December 31, 2005. The initial incentive contribution for 2004 of $157,925 was made on March 14, 2005 to all employees employed on December 31, 2004. Voluntary corrective contributions of $54,380 and $52,132 for 2004 and 2003, respectively, were made on June 28, 2005, for all employees employed as of December 31 of each of those years to reflect a revised interpretation of the plan’s provisions. For 2005 and 2004, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contributions. The corrective contributions for 2003 were made in the form of cash, which then was used to purchase newly issued shares of Sempra Energy common stock. Total discretionary incentive contributions for the years ended December 31, 2005 and 2004 were $246,980 and $264,437, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2005 and 2004.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions and the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the “Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock in their account balances are reinvested in the Sempra Energy common stock fund. Effective March 28, 2005, former employees that elect to leave their accounts in the Plan have the option to receive distributions of cash dividends on the shares of the Sempra Energy common stock fund. Prior to that, cash dividends are paid to former employees who have elected to leave their accounts in the Plan.

Payment of Benefits— Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Terminated participants with account balances between $1,000 and $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for administrative services were $652 and $300 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held, through the Master Trust, 29,873 and 31,415 shares of common stock of Sempra Energy, with a cost basis of $971,440 and $959,834 and recorded dividend income of $39,300 and $25,582, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest and all other investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2005 and 2004.

3.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 12, 2006, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000 and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2005 and 2004, interest rates on loans ranged from 5%, in both years,  to 8.25% and 9.5%, respectively, and had maturity dates through February 2011. The balance of the Plan’s participant loans of $211,001 and $116,959 is included in Investment in Master Trust on the statement of assets available for benefits as of December 31, 2005 and 2004, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per share calculation, or by transaction in a specific individual fund. As of December 31, 2005 and 2004, the Plan had less than a 1% interest in the net assets of the Master Trust.

The net assets available for benefits of the Master Trust at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
At fair value:
Sempra Energy common stock	$823,644	$800,959
Mutual funds	482,168	318,782
Common/collective trusts	381,102	313,336
At cost:
Participant loans	32,393	30,203

Net assets available for benefits	$1,719,307	$1,463,280

Net appreciation, and dividend and interest income for the Master Trust for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004

Net appreciation of investments:
Sempra Energy common stock	$163,489	$148,559
Common/collective trusts	18,456	28,267
Mutual funds	10,931	26,273
Dividends	40,280	30,942
Interest	1,751	1,637

The following investments held by the Plan through the Master Trust at December 31, 2005 and 2004, represent 5% or more of the Plan’s assets:

	2005	2004

Sempra Energy common stock	$1,339	$1,152
T. Rowe Price Small-Cap Stock Fund	592	322
Real Estate Fund	428	84
T. Rowe Price Personal Strategy Balanced Fund	245	226
T. Rowe Price Stable Value Fund	238	213
Fidelity U.S. Bond Index Fund	203	158
T. Rowe Price Equity Index Trust	123	217

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                    NON-PARTICIPANT DIRECTED INVESTMENTS

In 2004 the Company’s nonelective matching contributions to the Plan were invested solely in Sempra Energy common stock. These contributions were classified as non-participant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The 2004 amounts also include discretionary incentive contributions. However, the 2005 amounts do not include such contributions since the Plan was amended so that the investment of discretionary incentive contributions follows participant direction. Information about these investments and the significant components of the changes therein, relating to the nonparticipant directed investments as of December 31, 2004 were as follows:

	2005	2004

Non-participant directed assets:
Sempra Energy common stock in the Master Trust	$719,694	$726,777

Changes in assets:
Contributions	$239,105	$225,831
Net appreciation and dividend income	148,509	117,915
Transfers to participant directed investments	(349,984)	—
Distributions to employees, retirees, or their beneficiaries	(44,714)	(27,062)

Total changes in assets	$(7,084)	$316,684

7.                    SUBSEQUENT EVENTS

On April 19, 2006, Twin Oaks Power, LP was sold by the Parent Company to PNM Resources, Inc. All participant accounts not distributed or transferred as of December 31, 2006, as a result of this sale will be transferred to the Sempra Energy Savings Plan.

******

SUPPLEMENTAL SCHEDULE

TWIN OAKS SAVINGS PLAN

FORM 5500—SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b)	Identity of Issue,	(c)	Description of Investment	(d)	Cost	(e)	Current
		Borrower, Lessor,		Including Maturity, Date,				Value
		or Similar Party		Rate of Interest, Collateral

	*	Participant loans	Interest rates from 5% to 8.25%;
maturities from January 2006
				through February 2011		**		$211,001

*  Party-in-interest to the Plan

** Cost not applicable—participant directed investments

Mesquite Power, LLC
Savings Plan

Financial Statements as of and for
the Years Ended December 31, 2005
and 2004, Supplemental Schedule
as of December 31, 2005, and
Report of Independent Registered
Public Accounting Firm

MESQUITE POWER, LLC SAVINGS PLAN

NOTE:                Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Mesquite Power, LLC Savings Plan
San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Mesquite Power, LLC Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

San Diego, California

June 26, 2006

MESQUITE POWER, LLC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

CASH AND CASH EQUIVALENTS	$—	$8,358

INVESTMENT—investment in Master Trust	970,055	563,977

OTHER ASSETS:
Dividends receivable	2,369	1,502
Employer’s contribution receivable	94,423	89,668

Total other assets	96,792	91,170

NET ASSETS AVAILABLE FOR BENEFITS	$1,066,847	$663,505

See notes to financial statements.

MESQUITE POWER, LLC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Net investment income—Plan interest in the Sempra Energy Savings Plan Master Trust investment income	$127,545	$57,866

Contributions:
Employer	182,992	196,904
Participating employees	197,895	193,595

Total contributions	380,887	390,499

Total additions	508,432	448,365

DEDUCTIONS:
Distributions to employees—retirees or their beneficiaries	55,393	5,420
Transfers to other related parties	49,447	—
Administrative expenses	250	249

Total deductions	105,090	5,669

NET INCREASE	403,342	442,696

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	663,505	220,809

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$1,066,847	$663,505

See notes to financial statements.

MESQUITE POWER, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mesquite Power, LLC Retirement Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, adopted November 1, 2002, is a defined contribution plan that provides employees of Mesquite Power LLC (the ”Company” or “Employer”) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2005, participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments. Prior to that the Plan allowed participants who had attained age 55 and had 10 years of service with the Company to redirect up to 10% of the shares in the employer matching account or the statutorily calculated amounts for the shares in the Sempra Energy Stock Ownership Plan, whichever was greater, into any of the Plan’s designated investments.

Effective March 28, 2005, the Plan was amended to allow former employees that elected to leave their account balances in the Plan to have the option to reinvest the dividends in the Sempra Energy common stock fund as well as to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances.

Employees transfer between the Company and related entities for various reasons. These transfers follow Federal Affiliated Compliance Guidelines and result in the transfer of participant assets from one plan to another.

Administration—Certain administrative functions are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee, loan, redemption, and investment management fees.

Contributions—Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the ”IRC”), each participant may contribute up to 15% of eligible pay on a pre-tax basis. The IRC limited total individual pre-tax contributions to $14,000 and $13,000 in 2005 and 2004, respectively. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $4,000 and $3,000 on a pre-tax basis in years 2005 and 2004, respectively (increasing to $5,000 in 2006 with inflation adjustments after that until December 31, 2010). The Plan allows for automatic deferrals for employees who neither elect a specific deferral percentage nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the T. Rowe Price Stable Value Fund.

Employer Nonelective Matching Contribution—After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan of 100% of the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions for the years ended December 31, 2005 and 2004 were $87,601 and $107,236, respectively.

Discretionary Incentive Contribution—If established performance goals and targets of the Company are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution of 0% to 6% of the participant’s eligible pay. Incentive contributions of 5.28% and 2.92% were made for each of 2005 and 2004, respectively. The incentive contribution for 2005 of $94,423 was made on March 16, 2006, to all employees employed on December 31, 2005. The initial incentive contributions, for 2004, of $47,126 were made on March 14, 2005. Voluntary corrective contributions of $18,891 and $24,619 for 2004 and 2003, respectively, were made on June 28, 2005, to all employees employed on December 31, of each of those years to reflect a revised interpretation of the plan’s provisions. For 2005 and 2004, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contributions. The corrective contributions for 2003 were made in the form of cash, which then was used to purchase newly issued shares of Sempra Energy common stock. Total discretionary incentive contributions for the years ended December 31, 2005 and 2004 were $94,423 and $89,668, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2005 and 2004.

Participant Accounts—A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, and the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Vesting—All participant accounts are fully vested and nonforfeitable at all times.

Investment Options—All investments are held by the Sempra Energy Master Trust (the ”Master Trust”) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers and the Vanguard Group.

Payment of Dividends—Active employees’ cash dividends on the shares of Sempra Energy common stock in their account balances are reinvested in the Sempra Energy common stock fund. Effective March 28, 2005, former employees that elect to leave their accounts in the Plan have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in the Sempra Energy common stock fund. Prior to that, cash dividends were paid to former employees who had elected to leave their accounts in the Plans.

Payment of Benefits— Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) in the event of death with an account balance greater than $5,000, receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Terminated participants with account balances between $1,000 and $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions—Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the record-keeper for administrative services were $250 and $249 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held, through the Master Trust, 8,249 and 6,022 shares of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $298,123 and $197,933 and recorded dividend income of $ 29,171 and $13,340, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense. In the Master Trust, participant loans (Note 4) are carried at outstanding loan balances plus accrued interest and all other investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2005 and 2004.

3.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 23, 2006, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made. As of December 31, 2005 and 2004, the interest rate on loans ranged from 5.50% to 8.00% and 5.00% to 6.25%, respectively, and had maturity dates through November 2010. The balance of the Plan’s participant loans of $33,723 and $35,396 is included in Investment in Master Trust on the statement of net assets available for benefits as of December 31, 2005 and 2004, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balance. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro-rata share, per share calculation, or by transaction in a specific fund. At December 31, 2005 and 2004, the Plan had less than a 1% interest in the net assets of the Master Trust.

The net assets available for benefits of the Master Trust at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
At fair value:
Sempra Energy common stock	$823,644	$800,959
Mutual funds	482,168	318,782
Common/collective trusts	381,102	313,336
At cost:
Participant loans	32,393	30,203

Net assets available for benefits	$1,719,307	$1,463,280

Net appreciation, dividend, and interest income for the Master Trust for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004

Net appreciation of investments:
Sempra Energy common stock	$163,489	$148,559
Common/collective trusts	18,456	28,267
Mutual funds	10,931	26,273
Dividends	40,280	30,942
Interest	1,751	1,637

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2005 and 2004:

	2005	2004

Sempra Energy common stock	$370	$221
T. Rowe Price Stable Value Fund	226	148
T. Rowe Price Small-Cap Stock Fund	152	94

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.                      NON-PARTICIPANT DIRECTED INVESTMENTS

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The 2004 amounts also include discretionary incentive contributions. However, the 2005 amounts do not include such contributions since the Plan was amended so that the investment of discretionary incentive contributions follows participant direction. Information about these investments and the significant components of the changes therein, relating to the non-participant directed investments as of December 31, 2005 and 2004, are as follows:

	2005	2004

Non-participant directed assets:
Sempra Energy common stock in the Master Trust	$244,751	$171,393

Changes in assets:
Contributions	$112,220	$107,237
Net appreciation and dividend income	41,624	22,317
Distributions to participants or their beneficiaries	(19,102)	(14,800)
Transfers to participant directed investments	(55,411)	—
Transfers from plans of related parties	(5,973)	—

Total changes in assets	$73,358	$114,754

******

SUPPLEMENTAL SCHEDULE

MESQUITE POWER, LLC SAVINGS PLAN

FORM 5500—SCHEDULE H, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b)	Identity of Issue,	(c)	Description of Investment	(d)	Cost	(e)	Current
		Borrower, Lessor,		Including Maturity Date,				Value
		or Similar Party		Rate of Interest, Collateral

	*	Participant loans	Interest rate of 5.50% to 8.00%;
matures from December 2006
				through November 2010		**		$33,723

*	Party-in-interest to the Plan
**	Cost not applicable—participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2006	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2006	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2006	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2006	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

TWIN OAKS SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2006	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy

MESQUITE POWER, LLC SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2006	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President HR, Sempra Energy